Argentex Mining Corporation
Management Discussion and Analysis
For the Three and Nine Months Ended October 31, 2011

As of December 20, 2011

Introduction

Prepared December 20, 2011 for the three and nine month periods ended October 31, 2011.

The following discussion and analysis (“MD&A) should be read in conjunction with our interim unaudited consolidated financial statements and the related notes that appear elsewhere in this MD&A, as well as our audited consolidated financial statements and related notes that were included in our Annual Information Form (“AIF”) for our fiscal year ended January 31, 2011 available on SEDAR at www.sedar.com. All of these consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$1.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our plans to update our Resource Estimate Technical report (defined below);

  our future exploration programs and results,

  the development potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  our belief that we have more than twelve months of cash on hand;

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner to carry out exploration activities;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political changes in Argentina; and

  the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by U.S. companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentine claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pinguino property and we have concentrated the majority of our exploration efforts on this property.

We intend to continue to focus our efforts primarily on our Pinguino property. We have received two technical reports concerning our Pinguino property. Both of these reports comply with the requirements of NI 43-101, both have been filed on SEDAR and both are available on our company’s website. The first of these reports, titled Pinguino Mineral Resource Estimate (the “Resource Estimate Technical Report”), was prepared by Moose Mountain Technical Services in October of 2009. The second of these reports, titled Pinguino Property Preliminary

Economic Assessment 2011 (the “PEA”), was also prepared by Moose Mountain Technical Services. It was originally prepared and filed with an effective date of May 6, 2011 but it was updated and refiled with a new effective date of August 5, 2011. Both the Resource Estimate Technical Report and the PEA cover only nine of the 51 mineralized veins identified to date at Pingüino, and include only results from surface to approximately 50 metres in depth. The mineralized system has been tested to approximately 400 metres in depth. These reports currently represent only 5.8 kilometres of vein strike length out of a combined strike length in excess of 75 line kilometres. Additional veins that have been tested since preparation of these reports contain significant intersections of high-grade silver and remain open along strike and to depth. The Pingüino deposit has been defined by 269 diamond drill holes for a total of 30,027 metres of drilling and consists of vein systems which are localized by the regional El Tranquilo fault system. The vein systems are often a metre or more wide and hundreds of metres to sometimes kilometres long.

We are currently working with our independent engineering consultants at Moose Mountain to complete an update of our Resource Estimate Technical Report to include additional veins and exploration results from our 2010 and 2011 exploration programs. We are also conducting ongoing geophysical and geochemical surveys in an effort to identify vein extensions to expand the resource base at our Pinguino property.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTC Bulletin Board (symbol AGXMF).

Q3 2012 HIGHLIGHTS

On August 19, 2011 we closed a “bought deal” financing of 8,700,000 units (the "Units") at a price of C$1.15 per Unit (the "Offering Price"), for aggregate gross proceeds of $10,120,058 (C$10,005,000) (the "Offering"). Each Unit consisted of one common share in the capital of our company and one-half of one non-transferable common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to purchase one additional common share for C$1.60 at any time until 5:00 p.m. (Vancouver time) on August 19, 2013 (the "Expiry Date").

Drill results from our 2011 drill program were issued in news releases dated August 23, 2011, August 31, 2011, September 6, 2011, September 12, 2011, September 15, 2011, October 17, 2011, October 25, 2011 and November 7, 2011. Highlights of these drill results are as follows:

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)	**Silver Eq (g/t)
MARTA NOROESTE
PR123-11	22.00	25.00	3.00	3.56	678.5	836.6
PR125-11	15.00	17.00	2.00	7.27	189.5	512.4
PR127-11	43.00	53.00	10.00	1.75	165.2	242.7
PR129-11	51.00	60.00	9.00	2.63	682.8	799.4
MARTA ESTE
PR147-11	31.00	41.00	10.00	1.12	240.8	290.4
and includes	37.00	41.00	4.00	2.15	394.3	489.8
PR148-11	37.00	41.00	4.00	3.09	759.8	897.1
PR149-11	25.00	55.00	30.00	1.86	443.0	525.8
Including	35.00	52.00	17.00	3.14	761.1	900.7
and includes	38.00	47.00	9.00	5.09	1,348.3	1,574.5
& also includes	41.00	45.00	4.00	8.64	2,469.3	2,853.0
MARTA NORTE
PR086-11	63.00	89.00	26.00	0.26	145.7	159.2

Including	63.00	73.00	10.00	0.17	200.6	209.4
and including	79.00	83.00	4.00	1.08	327.5	383.7
SAVARY
PR117-11	18.00	20.00	2.00	4.73	204.0	450.2
MARCELA
P379-11	50.30	115.02	64.72	0.03	32.9	34.5
Including	74.50	80.30	5.80	0.10	270.0	275.5
KASIA VEIN
PR110-11	22.00	41.00	19.00	1.72	74.2	148.2
including	28.00	36.00	8.00	2.81	129.4	250.2
MARTA OESTE
PR124-11	21.00	51.00	30.00	0.41	61.5	79.6
including	30.00	33.00	3.00	3.18	501.3	642.6
SONIA
P381-11	141.40	150.70	9.30	0.70	11.2	42.3
including	141.40	143.95	2.55	2.40	14.9	121.4
IVONNE NORTE
P393-11	200.00	209.20	9.20	1.48	35.9	112.7

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of between 43:1 and 52:1 gold to silver; “P” represents core holes, “PR” represents RC holes.

Activities on Mineral Projects

Pinguino

Our 100%-owned 10,000 hectare Pinguino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; Pinguino is approximately 35 kilometres from the Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province. It is at the advanced stage with more than 56,000 metres of drilling (in over 500 holes) completed to date.

Mineralization is spatially associated with a series of near vertical veins, localized by structures, often a metre or more wide and hundreds of metres to some kilometres long. Two different mineralization types were recognized in the deposit: polymetallic sulphide rich and quartz rich Ag Au veins and breccias. The dominant mineralization trend is NW, with a minor ENE component. They are comprised of quartz veins and veinlets, vein stockworks and hydrothermal breccias that carry gold, silver, electrum and some sulfides. Metalliferous minerals in the quartz veins are commonly less than 1% in volume. They are mainly pyrite, native gold, electrum, argentite, native silver, Ag sulfosalts, hematite, sphalerite, galena and chalcopyrite. Multiple veins have returned drill results with consistent high grade silver and gold values in near surface oxide mineralization, indicating the possibility of shallow high grade precious metal zones.

From August 23, 2011 - November 7, 2011, we released drill results from our 2011 drilling program as disclosed above under “Highlights”.

Next steps

  We are continuing geophysical and geochemical surveys in key areas of geological significant at Pinguino. Both geophysics and geochemistry have proven to be effective tools for us in the discovery of new veins as identifying initial drill targets. As our most well mineralized veins tend to occur within close proximity, this current program is directed toward the identification of new mineralization in the vicinity of the most prospective veins identified to date, either as blind extensions or new discoveries. Our goal is to identify potential new high-grade mineralization within an existing prospective area.

  We are currently working on updating our Resource Estimate Technical Report to include results from our 2010 and 2011 drill programs. The majority of this new drilling was shallow drilling to a depth of less than 100 meters and focused on the near surface silver-gold oxide mineralization. Results of the new report will direct our efforts toward more advanced work such as additional metallurgical and other work to improve targeting to additional drilling.

  We anticipate using the updated Resource Estimate Technical Report and the results from our continuing geophysical and geotechnical surveys to focus our 2012 drill program. Our exploration efforts will be focused in the vicinity of our most prospective mineralized veins and zones.

Contreras

We have not conducted any significant exploration activities on our Contreras property during the three-month period ended October 31, 2011.

Condor

During the three months ended October 31, 2011, we initiated and completed a 3D-Induced Polarization geophysics program over a one kilometer by one kilometer area, in addition to 513 line-kilometers of ground magnetometry, 1,000 soil samples and detailed mapping. We are currently analyzing the results.

Summary of Quarterly Results

The following information is derived from the Company’s unaudited quarterly consolidated financial statements for the past eight quarters.

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011

Total revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net loss	(1,588,027)	(2,094,542)	(3,405,546)	(1,441,890)
Net loss per share (basic and fully diluted)	(0.02)	(0.03)	(0.06)	(0.03)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010

Total revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net loss	(575,493)	(1,806,302)	(1,344,208)	(1,179,942)
Net loss per share (basic and fully diluted)	(0.01)	(0.04)	(0.03)	(0.03)

Results of Operations

Three Months Ended October 31, 2011 versus October 31, 2010

Expenses

Mineral Exploration Activities

Our mineral exploration expenses increased by $632,315 or 237% from $266,340 during the three-month period ended October 31, 2010 to $898,655 during the three-month period ended October 31, 2011. The majority of our mineral exploration expenses incurred during the three month period ended October 31, 2011 were for mineral exploration on our Pinguino property related to assays of drill results on our 2011 drill program, our geophysics and soil geochemical program and the cost of maintaining our camp. Since July 31, 2011, we have collected approximately 1,100 soil samples and we have completed 12,000 meters of trenching, 200 line-kilometres of ground magnetometry and 36.4 line-kilometres of gradient IP geophysics.

During the three month period ended October 31, 2010 the majority of our mineral exploration expenses were for limited geophysical work and the cost of a camp at our Contreras property.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) increased by $27,556 or 7% from $381,662 during the three-month period ended October 31, 2010 to $409,218 during the three-month period ended October 31, 2011. This increase was primarily the result of an increase in consulting fees, investor relation expenses and salaries and benefits, which were offset by decreases in professional fees and transfer agent and filing fees.

Stock-Based Compensation

Our stock-based compensation expense increased by $91,358 or 77% from $118,995 in the three-month period ended October 31, 2010 to $210,353 for the three-month period ended October 31, 2011. Our stock-based compensation expense is calculated using the Black-Scholes valuation model and is allocated based on the service provided by the recipient of stock options to appropriate expense categories in our statement of operations as disclosed in note 7 to our financial statements. The increase in our stock-based compensation expense arose primarily due to the vesting of a higher number of stock options during the three-month period ended October 31, 2011 as compared to the three-month period ended October 31, 2010. During the three-month period ended October 31, 2011 $157,140 was allocated to consulting fees, $40,860 to mineral property interests and $12,353 to salaries and benefits expense, while during the three-month period ended October 31, 2010, our entire stock-based compensation expense was allocated to consulting fees.

Foreign exchange gain (loss)

Our foreign exchange gain (loss) decreased by $328,117 or 172% from $190,691 in the three-month period ended October 31, 2010 to ($137,426) for the three-month period ended October 31, 2011. The increase in our foreign exchange loss was primarily due to changes in the value of the U.S. dollar relative to the Canadian dollar from the beginning of the period to the end of the period.

Nine Month Period Ended October 31, 2011 versus October 31, 2010

Expenses

Mineral Exploration Activities

Our mineral exploration expenses increased by $2,941,444 (excluding $40,860 of stock-based compensation allocated in the nine-month period ended October 31, 2011 and $nil of stock-based compensation allocated in the nine-month period ended October 31, 2010) or 128% from $2,298,760 during the nine-month period ended October 31, 2010 to $5,240,204 during the nine-month period ended October 31, 2011. The increase in our mineral exploration expenses during the nine-month period ended October 31, 2011 was primarily due to the difference in the scope of our 2011 exploration program at our Pinguino Property, which consisted of 19,704 meters of drilling in 206 holes. In comparison, our 2010 exploration program consisted of 6,228 meters of drilling in 89 holes.

General and Administrative

Our general and administrative expenses increased by $568,250 (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) or 55% from $1,041,844 during the nine-month period ended October 31, 2010 to $1,610,094 during the nine-month period ended October 31, 2011. This increase was primarily the result of:

  an increase in consulting fees (excluding $342,829 of stock-based compensation allocated in the nine month period ended October 31, 2011 and $488,697 of stock-based compensation allocated in the nine month period ended October 31, 2010) of $195,459 or 71% from $275,225 during the nine-month period ended October 31, 2010 to $470,684 during the nine-month period ended October 31, 2011. The increase is primarily a result of utilizing additional consultants during the nine-month period ended October 31, 2011.

  an increase in investor relation expenses of $210,798 from $132,912 or 159% during the nine-month period ended October 31, 2010 to $343,710 in the nine-month period ended October 31, 2011. This increase is primarily due to our overall effort to increase our investor relations activities and market profile in 2011. Effective March 11, 2011, we appointed Peter A. Ball as our Executive Vice-President of Corporate Development and since that date we have made a noticeable effort to increase our investor relations activities, attending additional trade conferences, holding more investor meetings, expanding our investor relations program and redesigning our website in the current year. In addition, we held our annual general and special meeting at the end of April 2011.

  an increase in office and sundry expenses of $70,844 or 63% from $112,963 in the nine-month period ended October 31, 2010 to $183,807 in the nine-month period ended October 31, 2011, primarily due to an increase in the number of personnel in our Vancouver office, the cost of training new personnel in Vancouver and Argentina. In addition, our transaction costs in transferring funds to Argentina increased due primarily to an increase in the amount of funds sent to Argentina to fund our operations there during the nine-month period ended October 30, 2011.

  a decrease in transfer agent and filing fees of $57,563 or 77% from $75,132 in the nine-month period ended October 31, 2010 to $17,569 in the nine-month period ended October 31, 2011. The decrease was a result of a recovery of $32,472 in filing fees.

  an increase in salaries and benefits of $82,934 (excluding $12,353 of stock-based compensation allocated in the nine month period ended October 31, 2011 and $nil of stock-based compensation allocated in the nine month period ended October 31, 2010) from $nil in the nine-month period ended October 31, 2010 to $82,934 in the three-month period ended October 31, 2011 mainly due to the hire of two employees in the Vancouver office.

Stock-Based Compensation

Our stock-based compensation expense decreased by $92,655 or 19% from $488,697 in the nine-month period ended October 31, 2010 to $396,042 for the nine-month period ended October 31, 2011. Our stock-based compensation expense is calculated using the Black-Scholes valuation model and is allocated based on the service provided by the recipient of stock options to appropriate expense categories in our statement of operations as disclosed in note 7 to our financial statements. The decrease in our stock-based compensation expense arose primarily due to the vesting of a lower number of stock options during the nine-month period ended October 31, 2011 as compared to the nine-month period ended October 31, 2010. During the nine-month period ended October 31, 2011, $342,829 was allocated to consulting fees, $40,860 was allocated to mineral property interests and $12,353 was allocated to salaries and benefits, while during the nine-month period ended October 31, 2010, our entire stock-based compensation expense was allocated to consulting fees.

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

Our working capital increased by $5,382,849 from $5,316,067 at January 31, 2011 to $10,698,916 at October 31, 2011, mainly due to the August 2011 public offering of our securities described under Capital Resources, below.

We believe that our cash on hand as at the date of this MD&A is sufficient to fund our budgeted operating requirements for the next 12 months and we do not believe that we will need to raise additional capital to fund our plan of operations during this period. However, because our budget could increase or decrease during this period as a result of matters that we cannot anticipate at this time, we may be forced to raise additional capital. We have recently raised capital to fund our activities through the sale of equity securities and we plan to raise any money that we need to fund our plan of operations through sales of our equity securities. We do not currently have any arrangements in place for any financing and there can be no assurance that we will be able to sell any of our equity securities in order to fund our operating requirements.

Capital Resources

On August 19, 2011, we raised aggregate gross proceeds of $10,120,058 (C$10,005,000) and net proceeds of $9,134,809 upon completion of our public offering.

On September 15, 2011, we raised additional aggregate gross proceeds of $54,377 (C$53,505) and net proceeds of $44,788 when we sold 652,500 Warrants upon the exercise of the Over-Allotment Option by the underwriters in our public offering. Total cash expenses from the August 19, 2011 financing and the exercise of the additional Over-Allotment Option were $994,837 and included cash commissions paid to the Underwriters of $610,466 (C$603,510), which is equal to six percent of the gross proceeds of the Offering and the over-allotment. We also issued 522,000 Broker Warrants to the Underwriters. Each Broker Warrant entitles the holder to purchase one Unit at the Offering Price until the Expiry Date.

A comparison of amounts allocated per our August 15, 2011 prospectus, the amount spent to date and the amount remaining to be spent follows. In our prospectus, we advised that we planned to spend these funds and any additional funds received by July 31, 2011. As a result of market conditions, we have adjusted our exploration plans and we believe we have more than twelve months of cash on hand. We will continue to adjust our exploration plans as the results of our exploration activities and market conditions dictate.

		Amount	Amount Spent (1)	Amount
Pinguino Project		Allocated per	as of October	remaining
		Prospectus	31, 2011
Holding costs		$25,000	$2,679	$22,321
	Assaying, testing and analysis	600,000	138,339	461,661
	Camp and field supplies		484,088	(484,088	) (2)
	Drilling, geology and geophyscial	6,000,000	113,109	5,886,891
Exploration work costs	Environmental		35,077	(35,077	) (2)
	Travel and accommodation		19,697	(19,697	) (2)
	Metallurgical testing	250,000		250,000
	Mining studies	100,000		100,000
Total Pinguino Project Costs		6,975,000	792,989	6,182,011

Condor Project

Holding costs-costs with maintaining title and access		25,000	6,331	18,669
	Assaying, testing and analysis	20,000		20,000
	Camp and field supplies	20,000	7,901	12,099
Exploration	Drilling	150,000		150,000
	Geological and geophysical	20,000	84,051	(64,051)
	Travel and accommodation	15,000		15,000
Total Condor Project Costs		250,000	98,283	151,717

Contreras Project
Holding costs		25,000		25,000
	Assaying, testing and analysis	20,000		20,000
	Camp and field supplies	20,000		20,000
Exploration	Drilling	150,000		150,000
	Geological and geophysical	20,000	1,518	18,482
	Travel and accommodation	15,000		15,000
Total Contreras Project Costs		250,000	1,518	248,482

Other projects
Holding costs		5,000	5,865	(865)
Exploration	Assaying, testing and analysis	10,000		10,000
	Camp and field supplies	15,000		15,000
	Geological and geophysical	20,000		20,000
	Travel and accommodation	40,000		40,000
Total Other Project Costs		90,000	5,865	84,135
Total Project Costs		7,565,000	898,655	6,666,345
General and administrative expenses		1,100,000	409,218	690,782
Purchase of equipment		240,000	21,933	218,067
General working capital		99,700		99,700

Total		$9,004,700	$1,329,806	$7,674,894

(1)	Used amount spent since August 1, 2011 as amount spent in the period August 1-19, 2011 is immaterial
(2)	Allocated to drilling, geology and geophysical in prospectus

During the three-month period ended October 31, 2011, we received $185,000 from the exercise of 500,000 stock options. In November 2011, after the end of the period, we received $37,000 from the exercise of 100,000 stock options.

During the nine-month period ended October 31, 2011, we also received cash of $2,349,719 upon the exercise of 4,906,895 warrants and $515,700 upon the exercise of 1,142,500 stock options.

During the nine-month period ended October 31, 2010, we received cash of $7,120,069 on the issuance of 10,804,706 units in respect of private placements, $102,334 on the exercise of 298,334 stock options, $255,690 on the exercise of 758,128 warrants and $141,500 on the exercise of 270,000 warrants for shares of common stock issued after October 31, 2010.

Financial and Other Instruments

Our financial assets and liabilities consist of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities.

We are exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and foreign currency risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Canadian government. To monitor liquidity risk, we ensure that there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and cash equivalents and short-term investments. Market risks include foreign currency risk.

Our operations in Canada and Argentina create exposure to foreign currency fluctuations. Our expenditures are incurred in Canadian dollars, US dollars and Argentine pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon our costs and may also affect the value of our financial assets and liabilities. We have not entered into any agreements or purchased any instruments to hedge currency risks. We manage our foreign currency risk by purchasing US dollars when we believe it is prudent to do so. At November 30, 2011, we had $1.5 million in US dollar denominated bank deposits, US$8.8 million in Canadian dollar denominated bank deposits and short-term investments and US$0.2 million in Argentine peso denominated bank deposits.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Contingencies and Commitments

We had no contingencies at November 30, 2011.

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$7,289 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Share capital, options and warrants outstanding

As of December 20, 2011, we had 71,437,317 common shares issued and outstanding, 17,229,206 common share purchase warrants, of which 522,000 are unit warrants and 3,577,500 stock options as described in further detail in our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised (including the unit warrants and resulting 261,000 warrants from the exercise of these warrants), a total of 92,505,023 common shares would be issued and outstanding.

Related Party Transactions

On September 1, 2009, with retroactive effect to August 1, 2009, we entered into a two year consulting agreement with our President and Frontera Geological Services Ltd., (Frontera) a company wholly-owned by our President whereby we agreed to pay a consulting fee for services ordinarily provided by a Chief Executive Officer of approximately $12,500 ($12,500) per month plus a sales tax. Effective August 1, 2011, we renewed this agreement for a renewal term of one year.

On August 30, 2011, we issued 300,000 shares of our common stock to our President upon the exercise of stock options at an exercise price of $0.37 per share for proceeds of $111,000 and on November 2, 2011 we issued another 100,000 shares of our common stock on the exercise of 100,000 stock options for proceeds of $37,000.

On August 24, 2011 we granted stock options pursuant to our 2007 Stock Option Plan to a company controlled by our Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.15 (C$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

On August 24, 2011 we granted stock options pursuant to our 2007 Stock Option Plan to a company controlled by our Chief Financial Officer to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.15 (C$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

Related party transactions are disclosed in further detail in notes 7 and 8 to the financial statements.

Change in Accounting Policy

Functional Currency

Previously we considered ourselves to be functionally US dollar denominated and we reported our financial statements in US dollars. During the period, management determined that during the fourth quarter of its fiscal year ended January 31, 2010, the functional currency of the parent company (Argentex) became the Canadian dollar but the functional currency of our wholly-owned subsidiary (SCRN Properties Ltd.) continues to be the US dollar.

As a result of this change in accounting policy, management recognizes foreign exchanges gain (losses) on balances held in currencies other than the Canadian dollar in the trial balance of the parent company and then translates the Canadian balances to the US reporting currency. Any foreign exchange differences on conversion from the Canadian functional currency to the US dollar reporting currency are recorded as other comprehensive income.

Critical Accounting Policies and Estimates

Our interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“GAAP”) and our discussion and analysis of our financial condition and operating results require us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2, “Summary of Significant Accounting Policies”, of the Notes to Consolidated Financial Statements included in our Annual Information Form for the year ended January 31, 2011, and describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Management believes that our company’s critical accounting policies and estimates are those related to asset impairment, mineral claim payments and exploration expenditures and income taxes. Management considers these policies critical because they are both important to the portrayal of our company’s financial condition and operating results, and they require management to make judgments and estimates about inherently uncertain matters. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our company’s Board of Directors.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Claim Payments and Exploration Expenditures

We are primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. We assess the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the established life of the reserve.

Mineral property exploration and development costs are expensed as incurred until the establishment of economically viable reserves.

As of the date of these financial statements, we have not established the existence of proven or probable reserves on any of our mineral properties.

Investment in and Expenditures on Mineral Property Interests

Realization of our investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from ambiguous conveyance history of many mineral properties. To the best of our knowledge we believe all of our unproved mineral interests are in good standing and that we have title to all of these mineral property interests.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

In the unlikely event that an uncertain tax position exists in which our company could incur income taxes, we would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if we determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of November 30, 2011, our management does not believe it has any uncertain tax positions that would result in our having a liability to the taxing authorities. However, as a result of our change of corporate jurisdiction from the State of Delaware (Argentex Delaware) to the Province of British Columbia, Canada (Argentex BC), our management believes that we may encounter certain uncertain tax positions as follows:

United States Federal Income Tax Consequences

The change in our corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada is, for United States federal income tax purposes, treated as the transfer of the assets of Argentex Delaware to Argentex BC. We must recognize a gain on the assets held by our company at the time of the change in our corporate jurisdiction to the extent that the fair market value of any of our assets exceeds our respective basis. The calculation of any potential gain is made separately for each asset held by us. No loss will be allowed for any asset that has a taxable basis in excess of its fair market value.

Canadian Federal Income Tax Consequences

As a result of the merger, Argentex Delaware as the non-surviving corporation will be considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware will be subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Canadian federal income tax. As a result of the continuation, Argentex BC will be deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, will be subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly MD&A in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your investment.

Risks Relating to our recent Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applies to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we do discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all of the hazards and risks inherent in these activities and, if we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations and the economic viability of any of our exploration properties and projects cannot be accurately predicted.

We expect to derive revenues, if any, either from the sale of our mineral properties or from the extraction and sale of precious and base metals such as gold, silver, zinc and indium. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors is based on the price of precious metals and therefore the economic viability of any of our exploration properties cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Associated with Our Company

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.